IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

Wildcat Liquid Alpha, LLC, derivatively on behalf of nominal defendant SORRENTO THERAPEUTICS, INC.,

Plaintiff,

v.

Henry Ji, William S. Marth, Kim D. Janda, Douglas Ebersole, Jaisim Shah, and David H. Deming,

Defendants,

and

Sorrento Therapeutics, Inc., a Delaware corporation,

Nominal Defendant.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. _____________

PLAINTIFF’S BRIEF IN SUPPORT OF MOTION FOR TEMPORARY RESTRAINING ORDER, TO EXPEDITE THE PROCEEDINGS,

AND TO SCHEDULE A PRELIMINARY INJUNCTION HEARING

OF COUNSEL: Marc E. Kasowitz Albert S. Mishaan Jed I. Bergman KASOWITZ, BENSON, TORRES & FRIEDMAN LLP 1633 Broadway New York, New York 10019 (212) 506-1700	MORRIS, NICHOLS, ARSHT & TUNNELL LLP William M. Lafferty (#2755) Kevin M. Coen (#4775) Thomas P. Will (#6086) 1201 North Market Street Wilmington, DE 19801 (302) 658-9200 Attorneys for Plaintiff

TABLE OF CONTENTS

PRELIMINARY STATEMENT	1
FACTS	4
I. The Company Enters Into a Massively Dilutive Equity Transaction	4
II. The Company Discloses that Five of its Subsidiaries Issued Stock Options and Warrants to Dr. Ji and the Board	8
III. Additional Misconduct by Dr. Ji, Management, and the Board	13
ARGUMENT	15
I. Applicable Legal Standards	15
A. TRO Standard	15
B. Expedition Standard	15
II. Plaintiff Has Stated A More Than Colorable Claim on the Merits	15
III. Plaintiff and Other Stockholders Will be Irreparably Harmed Absent a Temporary Restraining Order	18
IV. The Balance of Equities Favors an Injunction	19
CONCLUSION	21

Table of Authorities

Cases	Page(s)
Arkema Inc. v. Dow Chem. Co., Civ. A. No. 5479–VCP, 2010 WL 2334386 (Del. Ch. May 25, 2010)	15, 16, 19
Commonwealth Assoc. v. Providence Health Care, Inc., No. Civ. A. 13135, 1993 WL 432779 (Del. Ch. Oct. 22, 1993)	19
Giammargo v. Snapple Beverage Corp., Civ. A. No. 13845, 1994 WL 672698 (Del. Ch. Nov. 15, 1994)	15
Sherwood v. Ngon, Civ. A. No. 7106-VCP, 2011 WL 6355209 (Del. Ch. Dec. 20, 2011)	16
Stirling Inv. Holdings, Inc. v. Glenoit Universal, Ltd., Civ. A. No. 15529, 1997 WL 74659 (Del. Ch. Feb. 12, 1997)	16, 18, 20
In re SunGard Data Sys., Inc. S’holders Litig., No. Civ.A. 1221-N, 2005 WL 1653975 (Del. Ch. July 8, 2005)	15
Trilogy Portfolio Co., LLC v. Brookfield Real Estate Fin. Partners, LLC, Civ. A. No. 7161-VCP, 2012 WL 120201 (Del. Ch. Jan. 13, 2012)	16, 18

Plaintiff Wildcat Liquid Alpha, LLC (“WLA” or “Plaintiff”), submits this Brief in Support of its Motion for Temporary Restraining Order, to Expedite the Proceedings, and to Schedule a Preliminary Injunction Hearing (the “Motion”). Plaintiff seeks a temporary restraining order against Defendants Dr. Henri Ji, William S. Marth, Kim D. Janda, Douglas Ebersole, Jaisim Shah, and David H. Deming (collectively, the “Directors” or “Defendants”) of Sorrento Therapeutics, Inc. (“Sorrento” or the “Company”), based on the allegations and claims contained in their Verified Derivative Complaint (the “Complaint” or “Compl.”), which is incorporated by reference.

PRELIMINARY STATEMENT

This shareholder derivative action arises out of the blatant breaches of fiduciary duty, self-dealing, and intentional waste and diversion of Company assets by Dr. Ji, the Company’s Chief Executive Officer (“CEO”), and the rest of Sorrento’s Board of Directors (the “Board”). Dr. Ji and the Board have engaged in and announced a series of transactions that, taken together, reflect a wrongful and disturbing pattern of using their fiduciary positions to enrich and entrench themselves at the direct expense of those to whom they owe their fiduciary duties: the Company and its shareholders. The consummation of the announced series of transactions is imminent and, without the prompt intervention of the Court, the Company and its shareholders will be irreparably harmed.

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As set forth in more detail herein, Plaintiff’s motion for a temporary restraining order should be granted. First, Plaintiff has stated a more than colorable claim on the merits. The Complaint sets forth well-pleaded allegations that the Defendants breached their fiduciary duties to the Company and its shareholders by entering into a massively dilutive financing transaction in which four outside investors have been given the right to acquire up to 45% of the Company at a near 52-week low price (the “Equity Transaction”). Defendants already have closed one tranche of the Equity Transaction, and, after that closing already had occurred, the Company announced that it had simultaneously extracted a Voting Agreement from the investor whereby that investor agreed to vote all shares as instructed by the Board. That Voting Agreement -- which has been publicly described but not filed or fully disclosed -- represents a blatant attempt by Dr. Ji and the Board to issue new shares in the Company that are intended to, and will, serve to entrench Dr. Ji and the Board in control of the Company. This brazen effort to entrench existing management and the Board is improper and directly contrary to the interests of the Company and its existing shareholders, interests that Dr. Ji and the Board are charged with protecting.

Moreover, this entrenchment effort comes against the backdrop of broader breaches of fiduciary duties that have seen Dr. Ji and the Board award themselves personal direct financial interests in subsidiaries of the Company at the direct

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expense of the Company and its shareholders. The combination of Defendants’ entrenchment efforts and their newly-disclosed actions to line their own pockets at the expense of the Company and its shareholders, compels the conclusion that Defendants have placed their own interests ahead of those to whom they owe fiduciary duties, and that Plaintiff not only has a colorable claim, but is likely to succeed on the merits of that claim.

Second, the Company and its shareholders will be irreparably harmed absent the issuance of a temporary restraining order. The Company and its shareholders will suffer irreparable harm if Dr. Ji and the Board are permitted to consummate the pending portions of the Equity Transaction which, if they follow form with the already closed first tranche, will fundamentally reshape the governance structure of the Company by issuing an enormous block of new shares that are committed to support Dr. Ji and the Board. Absent a temporary restraining order, Dr. Ji and the Board are likely to imminently close the remaining aspects of the Equity Transaction, causing damage to the Company and its shareholders that could not later be undone after the Court enters final relief in favor of WLA.

Third, the balance of equities favors a temporary restraining order. If WLA does not obtain the requested temporary injunctive relief on the Company’s behalf, the Board and Dr. Ji will imminently close the remaining aspects of the Equity Transaction which, if also closed with Voting Agreements, will have locked up

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voting control over an additional 45% of the Company’s outstanding shares, in addition to the interests already held by Dr. Ji and the Board. That boardroom seizure of voting control over the Company would effectively deprive WLA and other shareholders from proposing a competing slate of directors for the Company and could enable Dr. Ji and the Board to sell the Company or engage in other strategic transactions on unfavorable terms. By contrast, there is no hardship to the Defendants, nor harm to the Company, from the limited temporary injunctive relief being sought. The Company has liquid assets, and access to sources of funding, such that there is no imminent need to close the remaining aspects of the Equity Transaction. There is no conceivable harm to the Defendants themselves from a short delay in the closing of the Equity Transaction, should the closing of that Transaction ultimately be permitted. The balance of hardship therefore tips decisively in favor of granting the temporary relief sought.

Accordingly, for these reasons, Plaintiff’s motion for a temporary restraining order and for expedited proceedings should be granted.

FACTS

I.	The Company Enters Into a Massively Dilutive Equity Transaction

On April 5, 2016, the Company filed a Form 8-K announcing that it had entered into the Equity Transaction. Compl. ¶ 25. The Equity Transaction consists of four contemporaneous purchase agreements with investors (the “Investors”)

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whereby those Investors will invest up to approximately $150 million in separate private placements in newly issued common stock at $5.55 per share, and receive warrants to purchase common stock with an exercise price of $8.50 per share. See id. ¶ 26.

In its March 14, 2016 Form 10-K, the Company reported that, as of March 10, 2016, it had 38,365,767 shares of common stock outstanding. Thus, if the Company issues all of the shares contemplated by the Equity Transaction, it will issue 32,317,966 shares of common stock to the Investors, representing over 45% of the Company’s outstanding shares post-Transaction. See id. ¶ 27. Other than the sparse and incomplete disclosures in the Company’s April 4, 2016 press release and its April 5, 2016 Form 8-K announcing the Equity Transaction, the Company’s shareholders have been provided with no information concerning the Equity Transaction. See id. ¶ 28.

According to the Company’s April 5, 2016 Form 8-K, the Company anticipates closing the Equity Transaction by the end of May 2016 -- currently weeks if not days away -- but will not publicly file the Equity Transaction’s documents, including the applicable purchase agreements and warrants, until the Company files its Form 10-Q on or after June 30, 2016. See Compl. ¶ 29. Rather than maximizing value for the Company’s shareholders, the Equity Transaction will have a massive dilutive effect on the existing shareholders. The price at which

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the newly issued common stock is being offered (i.e., $5.55 per share) represents a price per share that is near the 52-week low of $4.25 and very far from the 52-week high of $26.80. The sale of such a large amount of stock at such low prices simply cannot be justified. See id. ¶ 30.

Just last week, on May 2, 2016, the Company filed a Form 8-K announcing that it had closed one of the four private placements for $10 million. See id. ¶ 31. In the Form 8-K, the Company revealed for the first time that Yuhan Corporation (“Yuhan”), the investor in this private placement, had agreed to vote all shares owned by Yuhan as instructed by the Board: “On April 29, 2016, as a condition to the closing of the Private Placement, the Company and Yuhan entered into a Voting Agreement, pursuant to which Yuhan agreed, among other things, to, at any meeting of the Company’s stockholders or in any circumstance upon which the consent of the Company’s stockholders is solicited, vote all of the Shares, and any additional shares of Common Stock or other voting securities of the Company then-beneficially owned by Yuhan, with respect to each matter presented to the Company’s stockholders, as instructed to Yuhan by the Board of Directors of the Company.” See id. This Voting Agreement was not disclosed to shareholders at any time prior to the closing of this transaction. See id.

Further, according to the Company’s May 2, 2016 Form 8-K, even though the Yuhan private placement already closed along with the Voting Agreement, the

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Company will not publicly file the voting agreement until the Company files its Form 10-Q on or after June 30, 2016, subsequent to the anticipated Annual Meeting of Shareholders. See Compl. ¶ 32. The Equity Transaction, together with the previously undisclosed Voting Agreement, constitute a brazen effort by Dr. Ji and the Board to use the purported financing of Company operations as a pretext to entrench themselves by creating massive blocks of Sorrento shares -- sold at bargain-basement prices -- that are fully committed to vote those shares in lockstep with Dr. Ji and the Board. See id. ¶ 33.

Three additional portions of the Equity Transaction have not yet closed, but based on representations to WLA by the Company and the Company’s public disclosures, those closings are imminent. See id. ¶ 34. Should the remaining aspects of the Equity Transaction follow form and include Voting Agreements like that entered into with Yuhan, Dr. Ji and the Board will have succeeded in locking up voting control over as much as an additional 45% of the Company’s outstanding shares post-Transaction in addition to the shares already held by Dr. Ji and the Board, thus allowing Dr. Ji and the Board to dominate and control the Company. See id.

The Company has no urgent need to complete the Equity Transaction on the current schedule before the next Annual Meeting of Shareholders, which normally takes place in June. See Compl. ¶ 35. Moreover, the Company has in recent days

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announced the retention of bankers who, the Company has asserted, are conducting a strategic review for the Company. See id. Under these circumstances, the effort by Dr. Ji and the Board to rush to close the Equity Transaction before the Annual Meeting of Shareholders, and while continuing to withhold the governing agreements from the Company’s shareholders, is inexplicable from a business point-of-view except insofar as it demonstrates that the sole or primary purpose of the Equity Transaction is to entrench Dr. Ji and the Board -- not to benefit the Company or its shareholders. See id. ¶ 36.

II.	The Company Discloses that Five of its Subsidiaries Issued Stock Options and Warrants to Dr. Ji and the Board

In addition to the massively dilutive Equity Transaction, recent disclosures have revealed that over the past year the Company has also repeatedly transferred Company assets to newly created subsidiaries, and then granted stock options to acquire significant amounts of stock in those subsidiaries at nominal prices to Dr. Ji and the Board, along with other Company executives. See Compl. ¶ 37. Buried in the footnotes to the financial statements filed as part of the Company’s March 15, 2016 Form 10-K for the fiscal year ending on December 31, 2015, the Company disclosed that five of Sorrento’s subsidiaries have issued stock options “to certain Company personnel, directors and consultants.” See id. ¶ 38.

The five Sorrento subsidiaries that issued such stock options are TNK Therapeutics, Inc. (“TNK”), LA Cell, Inc. (“LA Cell”), Sorrento Biologics, Inc.

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(“Biologics”), Concortis Biosystems, Corp. (“CBC”), and Scintilla Pharmaceuticals, Inc. (“Scintilla”). See id. ¶ 39. Also disclosed in the Company’s March 15, 2016 Form 10-K, each of the five subsidiaries have also issued warrants to Dr. Ji -- and as far as can be ascertained, only to him -- to purchase class B common stock that have 10-to-1 voting rights, thus giving Dr. Ji “super” voting rights. See id. ¶ 40. In a telling sign of self-dealing, the Articles of Incorporation for the subsidiaries reveal that Dr. Ji is the President and CEO of four of the five subsidiaries (TNK, LA Cell, CBC, and Scintilla) that issued the warrants to him. See id.

On April 29, 2016, Sorrento filed Amendment No. 1 to its Form 10-K for the fiscal year ending on December 31, 2015 (“Amendment No. 1”), which disclosed further information regarding the stock options issued “to certain Company personnel, directors and consultants” by five of Sorrento’s subsidiaries. See Compl. ¶ 41. Amendment No. 1 disclosed that TNK, LA Cell, Biologics, CBC, and Scintilla each issued stock options to Dr. Ji and other Sorrento executives. See id. ¶ 42. Amendment No. 1 also disclosed that TNK, LA Cell, Biologics, CBC, and Scintilla each issued stock options to “non-employee members” of the Board. The non-employee members of the Board are Dr. Janda and Messrs. Marth, Ebersole, Shah, and Deming. See id.

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As a result of Sorrento’s five subsidiaries issuing stock options and warrants to Dr. Ji and the Board, substantial portions of the equity value -- and voting control -- in the Company’s subsidiaries has literally been ripped away from the Company and its shareholders and pocketed by the Defendants. See id. ¶ 43.  By any standard, this scheme constitutes various breaches of the fiduciary duties owed to the Company’s shareholders by Defendants. See id. As disclosed in Amendment No. 1, the specifics of the stock option and warrant grants by Sorrento’s five subsidiaries to the Defendants are as follows:

•	In May 2015, TNK granted options to purchase 1,000,000 shares of common stock to Dr. Ji at an initial exercise price of $0.01 per share. TNK also granted a warrant to Dr. Ji to purchase 9,500,000 shares of TNK class B common stock that have 10 to 1 voting rights. Additionally, TNK granted options to purchase an aggregate of approximately 700,000 shares of common stock to non-employee members of the Board, at an initial exercise price of $0.01 per share. See id. ¶ 44.
•	In May 2015, LA Cell granted options to purchase 1,000,000 shares of common stock to Dr. Ji at an initial exercise price of $0.01 per share. LA Cell also granted a warrant to Dr. Ji to purchase 9,500,000 shares of LA Cell class B common stock
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that have 10 to 1 voting rights.  Additionally, LA Cell granted options to purchase an aggregate of approximately 700,000 shares of common stock to non-employee members of the Board, at an initial exercise price of $0.01 per share. See id.

•	In October 2015, CBC granted options to purchase 1,000,000 shares of common stock to Dr. Ji at an initial exercise price of $0.25 per share. In May 2015, CBC also granted a warrant to Dr. Ji to purchase 9,500,000 shares of CBC class B common stock that have 10 to 1 voting rights. Additionally, CBC granted options to purchase an aggregate of approximately 600,000 shares of common stock to non-employee members of the Board, at an initial exercise price of $0.25 per share. See id.
•	In October 2015, Biologics granted options to purchase 1,000,000 shares of common stock to Dr. Ji at an initial exercise price of $0.01 per share. Biologics also granted a warrant to Dr. Ji to purchase 9,500,000 shares of Biologics class B common stock that have 10 to 1 voting rights. Additionally, Biologics granted options to purchase an aggregate of approximately 1,000,000 shares of common stock
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to non-employee members of the Board, at an initial exercise price of $0.01 per share. See id.

•	In October 2015, Scintilla granted options to purchase 1,000,000 shares of common stock to Dr. Ji at an initial exercise price of $0.01 per share. Scintilla also granted a warrant to Dr. Ji to purchase 9,500,000 shares of Scintilla class B common stock that have 10 to 1 voting rights. Additionally, Scintilla granted options to purchase an aggregate of approximately 600,000 shares of common stock to non-employee members of the Board, at an initial exercise price of $0.01 per share. See id.

Based on these extraordinarily belated disclosures, this series of transactions constitutes an intentional diversion of substantial assets and voting control from the Company to the Defendants personally -- a transfer that was made with no consideration being returned to the Company. See id. ¶ 45. The egregious nature of these transactions, together with the extended and unwarranted delay in their disclosure, demonstrates a fundamental willingness of Dr. Ji and the Board to put their own personal interests above those of Sorrento and its shareholders. See id.

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III. Additional Misconduct by Dr. Ji, Management, and the Board

In addition to the massively dilutive Equity Transaction (and the entrenching voting agreements that accompany them) and the improper option and warrant grants made by the Company’s subsidiaries to the Defendants, Dr. Ji and the Board have engaged in other misconduct that confirms the Board’s wanton failure to act in the best interests of the Company’s shareholders. See Compl. ¶ 46. On May 5, 2016, WLA sent a letter to the Board to address these and other serious issues (the “May 5 Letter”). See id.

Among other things, the May 5 Letter noted that the Company has failed to exercise any fiscal or operating discipline and has made numerous poor decisions, including the expenditure of far too much money and time collecting assets, and not enough money or time actually developing and monetizing those assets. See id. ¶ 47. The May 5 Letter further stated that Dr. Ji has shown no ability to develop a responsible and cogent business plan, supported by the financial resources of the Company. See id. ¶ 48. Instead, the Company has overextended itself repeatedly, and has made financial commitments that it has been unable to honor. See id. As a result, to its detriment, the Company has been forced to renegotiate its obligations on several occasions and to enter into bargain sales of valuable assets. See id.

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Additionally, the May 5 Letter stated that the Company has also made a number of seemingly passive minority investments in public and private companies controlled by other parties. See Compl. ¶ 49. In allowing this to happen, the Company’s Board has failed miserably in its responsibility to the Company’s shareholders. See id. With respect to the improper option and warrant grants made by the Company’s subsidiaries to the Defendants, WLA explicitly advised in the May 5 Letter that it was not demanding that the Board take any legal or other action to address this distinct issue. See id. ¶ 50. Rather, in light of the fact that the Director Defendants themselves each have received the option grants at issue in this action, the Board is clearly conflicted and in no way disinterested. See id.

On May 9, 2016, a week after announcing the closing of the Yuhan private placement and Voting Agreement, and shortly after receiving WLA’s May 5 Letter, the Company issued a press release stating that “[a]s part of the ongoing evaluation of our portfolio of assets we decided to engage industry leading firms to advise us on potential alternatives and strategies.” See id. ¶ 51.

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ARGUMENT

I.	Applicable Legal Standards

A.               TRO Standard

To obtain a temporary restraining order (“TRO”), a party must demonstrate: (a) the existence of a colorable claim; (b) that irreparable harm will be suffered if relief is not granted; and (c) a balancing of hardships favoring the moving party. See Arkema Inc. v. Dow Chem. Co., Civ. A. No. 5479–VCP, 2010 WL 2334386, at *3 (Del. Ch. May 25, 2010). As discussed infra, each of those elements is satisfied here.

B.               Expedition Standard

In evaluating motions to expedite proceedings, courts have “followed the practice of erring on the side of more [expedited] hearings rather than fewer.” Giammargo v. Snapple Beverage Corp., Civ. A. No. 13845, 1994 WL 672698, at *2 (Del. Ch. Nov. 15, 1994). To make the necessary showing for an expedited hearing, the movant must “articulate a sufficiently colorable claim and show a sufficient possibility of a threatened irreparable injury.” In re SunGard Data Sys., Inc. S’holders Litig., No. Civ.A. 1221-N, 2005 WL 1653975, at *1 (Del. Ch. July 8, 2005). As discussed infra, those standards are also met here.

II.	Plaintiff Has Stated A More Than Colorable Claim on the Merits

“When seeking to show that the alleged claims are meritorious on an application for a temporary restraining order, plaintiffs must meet the low burden

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of showing ‘that a colorable claim has been made out if the facts alleged are true.’” Arkema, 2010 WL 2334386, at *4. TROs are subject to “less exacting merits-based scrutiny” because the main focus is the “nature and imminence of the allegedly impending injury.” Id. at *3 (internal citations omitted). A party’s claim need not be compelling before a temporary restraining order can issue -- a merely litigable claim is sufficient. See Stirling Inv. Holdings, Inc. v. Glenoit Universal, Ltd., Civ. A. No. 15529, 1997 WL 74659, at *2 (Del. Ch. Feb. 12, 1997) (where contractual language was ambiguous and did not compel acceptance of either side’s interpretation of the contract as a matter of law, plaintiff had “asserted at least a colorable (i.e., litigable) claim” based on its interpretation of the contract).

Courts have regularly held that breach of fiduciary duty claims can support the issuance of a TRO. See, e.g., Trilogy Portfolio Co., LLC v. Brookfield Real Estate Fin. Partners, LLC, Civ. A. No. 7161-VCP, 2012 WL 120201, at *5-6 (Del. Ch. Jan. 13, 2012) (holding that plaintiffs’ breach of fiduciary duty and aiding and abetting breach of fiduciary duty claims against defendants would benefit from further factual development and that “Plaintiffs have stated sufficiently colorable claims to support a TRO”); Sherwood v. Ngon, Civ. A. No. 7106-VCP, 2011 WL 6355209, at *7, *9 (Del. Ch. Dec. 20, 2011) (noting that the duty of disclosure is part of directors’ fiduciary duty, and since the Proxy statement may be misleading,

16

“Plaintiffs have demonstrated the existence of at least a colorable disclosure claim.”).

The Complaint sets forth well-pleaded allegations that the Defendants breached their fiduciary duties to the Company and its shareholders by entering into a massively dilutive Equity Transaction in which investors are given the right to acquire 45% of the Company at a near 52-week low price. Specifically, the Complaint alleges that Defendants closed one tranche of the Equity Transaction and failed to disclose until after the transaction closed that it was conditioned on a Voting Agreement whereby the investors had agreed to vote all shares as instructed by the Board. This Voting Agreement -- which was not disclosed at the time the Equity Transaction was announced and still has not been revealed in its entirety -- is a blatant attempt by Dr. Ji and the Board to mislead shareholders and entrench themselves in complete disregard for the fundamental governance rights of shareholders.

The completion of the closing of the remaining portions of the Equity Transaction, if done on the same terms as the first tranche, will effectively entrench Dr. Ji and the Board at the expense of the Company and its existing shareholders. Indeed, that Dr. Ji and the Board are using the Company’s equity as a lever to entrench themselves in control positions represents an egregious breach of duty, taken together with the prior self-dealing transactions (only recently disclosed) in

17

which Dr. Ji and the Board have awarded themselves warrants, options, and potential voting control of subsidiaries that were previously wholly-owned by the Company, demonstrates Defendants’ fundamental disregard for the interests of the Company and its shareholders.

III.	Plaintiff and Other Stockholders Will be Irreparably Harmed Absent a Temporary Restraining Order

Irreparable harm exists where the injury cannot be adequately remedied by an award of damages. See Stirling, 1997 WL 74659, at *2 (plaintiff bargained for right to maintain the confidentiality of the terms of Agreement, and plaintiff would be irreparably harmed by the disclosure of the information because its contract right would be “irretrievably lost if the prohibited information were publicly disclosed, and that loss could not be adequately remedied by an award of damages.”).

Absent equitable intervention by the Court preventing the imminent closing of the remainder of the Equity Transaction, WLA and the Company’s other shareholders will suffer irreparable harm by permitting Dr. Ji and the Board to consummate a transaction that will have the primary effect of stripping the Company’s shareholders of their ongoing ability to participate in the governance of the Company, and will fully entrench Dr. Ji and the Board in control of the Company. See Trilogy, 2012 WL 120201, at *6-7 (irreparable harm found because if the proposed transaction closed, “Plaintiffs stand to lose the benefit of

18

contractually-negotiated rights related to their priority relative to other Participants, as well as contractual rights related to their relationship with the Borrower.”). Among other things, if the remaining portions of the Equity Transaction are allowed to close upon terms similar to the Yuhan transaction, WLA and other outside shareholders will effectively lose the ability to propose an alternative slate of directors and the Board will be able to sell the Company or engage in other strategic transactions on terms that may be unfavorable to WLA and other outside shareholders because the Board will have locked up sufficient voting power to entrench itself. See Commonwealth Assoc. v. Providence Health Care, Inc., No. Civ. A. 13135, 1993 WL 432779, at *9, *11 (Del. Ch. Oct. 22, 1993) (granting motion for preliminary injunction where effect of transaction was to place board member in a securely entrenched position).

A temporary restraining order is appropriate here because absent such a temporary injunction, the Board will be in a position to take actions on behalf of the Company that could not be later undone after the Court enters final relief in favor of WLA on behalf of the Company.

IV.	The Balance of Equities Favors an Injunction

A final consideration in the analysis is whether the balance of hardships weighs in favor of granting relief. See Arkema, 2010 WL 2334386, at *5 (granting

19

TRO because the “balance of the hardships is either in equipoise or tips somewhat in favor of [plaintiff].”).

Here, if WLA does not get the requested injunctive relief, the Board and Dr. Ji will have locked up voting control over more than 45% of the Company’s outstanding shares. The Board will be further entrenched in the corporate structure in complete disregard for the fundamental governance rights of shareholders. In addition, WLA and other shareholders will see diluted equity value. Once the transactions close, the transactions cannot be unwound.

By contrast, if the Court were to temporarily restrain the consummation of the Equity Transaction, the Company, and certainly the Defendants, will suffer no hardship. There is no imminent need for the Company to raise capital through the issuance of new equity, and rushing through the issuance of new equity (likely subject to Voting Agreements) in advance of the Company’s Annual Meeting of Shareholders is not a legitimate basis to force the closing of the Equity Transaction in advance of a review of Plaintiff’s claims by the Court. See Stirling, 1997 WL 74659, at *3 (noting that in situation where private placement market is favorable, though Company may be forced “to endure the risk that the market could change to its detriment,” defendants do not show a reason why a delay would jeopardize eventual completion of the transaction).

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Any alleged harm to the Company or Defendants would be purely speculative, while WLA and other stockholders would be irreparably harmed if the TRO is not granted. The balance of hardship therefore tips in favor of WLA.

CONCLUSION

For the foregoing reasons, Plaintiff respectfully requests that the Court enter a Temporary Restraining Order pending a preliminary injunction hearing enjoining Defendants and the Company from taking any further steps to consummate the announced Equity Transaction or any associated Voting Agreements. Plaintiff further requests that the Court enter a Temporary Restraining Order pending a preliminary injunction hearing enjoining Defendants and the Company from instructing Yuhan to vote its shares in connection with the Voting Agreement associated with Yuhan’s investment as part of the Equity Transaction.

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OF COUNSEL: Marc E. Kasowitz Albert S. Mishaan Jed I. Bergman Kasowitz, benson, torres & friedman llp 1633 Broadway New York, New York 10019 (212) 506-1700 May 13, 2016

MORRIS, NICHOLS, ARSHT

& TUNNELL LLP

/s/ Kevin M. Coen

William M. Lafferty (#2755)

Kevin M. Coen (#4775)

Thomas P. Will (#6086)

1201 North Market Street

Wilmington, Delaware 19801

(302) 658-9200

Attorneys for Plaintiff Wildcat Liquid Alpha, LLC, derivatively on behalf of nominal defendant Sorrento Therapeutics, Inc.

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